September 3, 2025

Li Hsien Wong
Chief Executive Officer
OFA Group
609 Deep Valley Drive, Suite 200
Rolling Hills, CA 90274

       Re: OFA Group
           Registration Statement on Form F-1
           Filed August 14, 2025
           File No. 333-289618
Dear Li Hsien Wong:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary
Overview, page 1

1. We note your disclosure that in July 2025 you started accepting cryptocurrency payments for traditional architectural services and AI-driven architectural tools and in
       August 2025 you launched your digital asset strategy to apply to senior housing projects and mortgage transactions. Please expand your disclosure to also describe which cryptocurrencies you accept, whether you will be relying on third-parties to hold your cryptocurrencies, and whether cryptocurrency payments received in connection with your business operations will be considered part of your "cryptocurrency treasure strategy." If not, please revise to state how you plan to treat
       the cryptocurrency received in connection with business operations differently, including, if applicable, how you plan on using digital assets to support a mortgage
 September 3, 2025
Page 2

       business. Lastly, please make corresponding changes to your Business section and
       Risk Factors, as appropriate.
Recent Developments, page 2

2. We note your disclosure on page 3 that 80% of the net proceeds from the Equity
       Facility will be used toward the purchase of cryptocurrency assets in connection with your cryptocurrency treasure strategy. Please update your disclosure here, and in your
       Cryptocurrency Treasury Strategy sub-section on page 71, to provide a more comprehensive description of your cryptocurrency treasure strategy, including material provisions of the policies and arrangements governing your exchange of cash for BTC, SOL, SUI, and/or other digital assets. Explain why you have opted to pursue this strategy, and disclose how, if at all, such strategy will impact your provision of business operations. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as cryptocurrencies and whether you have policies governing the percentage of each cryptocurrency you intend to purchase. To the extent that you have already purchased cryptocurrency, please revise to disclose your purchases to date. Finally, we note your statements that your strategy includes the purchase of "other crypto assets at our sole discretion." Please revise to explain, if known, whether there are policies that govern how you will identify such other crypto assets.
3. Please identify the third-party advisors, if any, involved in the execution of your cryptocurrency treasure strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. If you have used the services of third-party advisors, please also clarify whether the
       Equity Facility investor is affiliated with any of these entities or each other.
Risk Factors
Risks Related to Our Bitcoin Treasure Strategy, page 43

4. We note this sub-section is focused on the bitcoin portion of your treasure strategy;
       however, in the rest of the registration statement you describe a multi-currency cryptocurrency treasure strategy. Please amend this sub-section to reflect the risks associated with not only bitcoin, but one that specifically addresses the distinct risks related to each of SOL, SUI, and the potential other crypto assets you may purchase as a part of your strategy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 3, 2025
Page 3

       Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Lijia Sanchez